THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND DECLARED EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 1998

                                                     [SALOMON SMITH BARNEY LOGO]
                                           A Member of TravelersGroup [UMBRELLA]

PROSPECTUS  SUPPLEMENT
(To Prospectus Dated December 1, 1997)
                                                 SAFETY FIRST(SM) INVESTMENTS
                                     Safety of Principal, Opportunity for Growth
                                                UNITS
                       SALOMON SMITH BARNEY HOLDINGS INC.
                       WORLD INDEX ALLOCATION SERIES 1998

                    PRINCIPAL-PROTECTED EQUITY LINKED NOTES
                                 BASED UPON THE
                             RUSSELL 2000(R) INDEX
                               DUE         , 2005
                        ($10 PRINCIPAL AMOUNT PER UNIT)
                            ------------------------

GENERAL:

- Senior unsecured debt securities of Salomon Smith Barney Holdings Inc.

- Issuable and transferable only in minimum denominations of $10 or integral multiples thereof.

- No payments prior to maturity.

- Not redeemable prior to maturity.

- Application will be made to list the Notes on the Chicago Board Options Exchange under the symbol "RSB".
PAYMENT AT MATURITY:

- Principal Amount ($10 per Unit) + Supplemental Redemption Amount, if any.

- The Supplemental Redemption Amount will be based on the percentage increase, if any, in the Russell 2000(R) Index (calculated based on an average value of the Index during a period that is expected to be between 24 and 48 months prior to maturity), reduced on a daily basis by an annual adjustment factor that is expected to be between 1.25% and 1.75% per annum. The Calculation Period and the Adjustment Factor will be determined on the Pricing Date and disclosed to you in the final Prospectus Supplement. The annual application of the Adjustment Factor will result in a total reduction in the adjusted value of the Russell 2000(R) Index used to determine the Supplemental Redemption Amount at maturity of between 8.42% and 11.63%.

- The Supplemental Redemption Amount may be ZERO, but will not be less than zero.

  For information as to the Supplemental Redemption Amount and certain United States federal income tax consequences to holders of the Notes, you should refer to "Description of Notes -- Determination of the Supplemental Redemption Amount" and "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

  The Russell 2000(R) Index is a trademark of Frank Russell Company ("Russell") and has been licensed for use by the Company. The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell does not make any representation regarding the advisability of investing in the Notes.
                 INVESTING IN THE NOTES INVOLVES CERTAIN RISKS.
        SEE "RISK FACTORS RELATING TO THE NOTES" BEGINNING ON PAGE S-7.
                            ------------------------

THESE NOTES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS SUPPLEMENT, OR ANY PROSPECTUS, IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                    PRICE TO                  UNDERWRITING                PROCEEDS TO
                                                     PUBLIC                     DISCOUNT                 THE COMPANY(1)
---------------------------------------------------------------------------------------------------------------------------------
     Per Unit...........................             $10.00                        $                           $
---------------------------------------------------------------------------------------------------------------------------------
     Total..............................               $                           $                           $
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $    .
                            ------------------------

  The Notes are offered by the Underwriter named herein, subject to prior sale, when, as and if accepted by it and subject to certain conditions. It is expected that delivery of the Notes will be made at the offices of Salomon Smith Barney Inc., 388 Greenwich Street, New York, New York, or through the facilities of The
Depository Trust Company, on or about     , 1998.

                              SALOMON SMITH BARNEY
          , 1998

                           SUMMARY INFORMATION -- Q&A

     This summary includes questions and answers that highlight selected information from the accompanying Prospectus and this Prospectus Supplement to help you understand the Principal-Protected Equity Linked Notes (the "Notes")* based upon the Russell 2000(R) Index, as published by Frank Russell Company ("Russell"). You should carefully read the entire Prospectus and Prospectus Supplement to fully understand the terms of the Notes, certain information regarding how the Russell 2000(R) Index (the "Russell 2000 Index" or the "Index") is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should, in particular, carefully review the section entitled "Risk Factors Relating To The Notes", which highlights certain risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this Prospectus Supplement and the accompanying Prospectus.

WHAT ARE THE NOTES?

     The Notes are a series of unsecured senior debt securities issued by Salomon Smith Barney Holdings Inc. (the "Company"). The Notes will rank equally with all other unsecured and unsubordinated debt of the Company. The Notes
mature on      , 2005 and do not provide for earlier redemption by you or the
Company. The Company will make no periodic payments of interest on the Notes. The Company will make no other payments on the Notes until maturity.

     Each "Unit" of Notes represents a principal amount of $10. You may transfer the Notes only in denominations of $10 and integral multiples thereof. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, the Company will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (the "Depositary") or its nominee. Direct and indirect participants in the Depositary will record beneficial ownership of the Notes by individual investors. You should refer to the section "Description of the Notes -- Book-Entry System" in this Prospectus Supplement.

WHAT WILL I RECEIVE AT MATURITY OF THE NOTES?

     We have designed the Notes for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in a possible increase in the Russell 2000 Index during a specified period. At maturity, you will receive a payment on each Note equal to the sum of two amounts: the principal amount ($10 per Unit) and the "Supplemental Redemption Amount", which is based on the percentage increase, if any, in the Russell 2000 Index, calculated based on an average of the values of the Index during a period that is expected to be between 24 and 48 months prior to maturity and reduced by an Adjustment Factor, as described below. You will not receive less than the principal amount.

  Principal Amount

     The principal amount per Unit is $10.

  Supplemental Redemption Amount

     The Supplemental Redemption Amount per Unit will equal:


         Adjusted Ending Value - Starting Value
$10 X    --------------------------------------
                   Starting Value

but will not be less than zero.

---------------

* Please refer to the "Index of Terms" attached as Appendix A for a listing of defined terms (which are capitalized) and the pages on which they are defined in this Prospectus Supplement.

     "Adjusted Ending Value" means the average of the values of the Russell 2000
Index at the close of the market on the      of each month in the      -month
Calculation Period prior to maturity of the Notes, commencing in      , as
reduced by the Adjustment Factor. If the      of any such month is not an Index
Business Day, the Index value for that month will equal the closing value of the
Index on the next Index Business Day, except that if      , is not an Index
Business Day, the Index value for      , 2005 will equal the closing value of
the Index on the immediately preceding Index Business Day. If there is a disruption in the trading of the component stocks comprising the Russell 2000 Index or certain futures or options relating to the Russell 2000 Index during a scheduled calculation date in any such month, the Index value for that month for purposes of calculating the Adjusted Ending Value will equal the closing value of the Index on the next Index Business Day on which there is not a market
disruption, except that, in the case of such a disruption on      , 2005 the
Index value for      , 2005 will equal the closing value of the Index on the
immediately preceding Index Business Day on which there is not a market disruption. You should refer to the section "Description of the Notes -- Market Disruption Events" in this Prospectus Supplement.

     "Adjustment Factor" equals      % per annum, and will be applied to reduce
the value of the Index during the term of the Notes. We will determine the Adjustment Factor on the date the Notes are priced for initial sale to the public (the "Pricing Date") and disclose it to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes. The Adjustment Factor is expected to be between 1.25% and 1.75% per annum. As a result of its application, the adjusted value of the Index used to calculate the Supplemental Redemption Amount at the stated maturity of the Notes is expected to be 8.42% to 11.63% less than the actual average Index value as calculated on each of the calculation days during the Calculation Period. For a detailed discussion of how the Adjustment Factor will affect the value of the Index used to calculate your Supplemental Redemption Amount (i.e., the Adjusted Ending Value), see "Description of the Notes -- Determination of the Supplemental Redemption Amount" and "Risk Factors Relating to the Notes -- Comparison to Other Securities -- Effect of Adjustment Factor" in this Prospectus Supplement.

     "Calculation Period" means the period from and including the date that is expected to be 24 to 48 months prior to the maturity date to but excluding the maturity date. We will determine the Calculation Period on the Pricing Date and disclose it to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes.

     "Starting Value" will equal the value of the Index at the market close on the Pricing Date. We will disclose the Starting Value to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes.

     For more specific information about the Supplemental Redemption Amount, please see "Description of the Notes -- Determination of the Supplemental Redemption Amount" in this Prospectus Supplement.

     The Company will pay you a Supplemental Redemption Amount only if the Adjusted Ending Value is greater than the Starting Value. IF THE ADJUSTED ENDING VALUE IS LESS THAN, OR EQUAL TO, THE STARTING VALUE, THE SUPPLEMENTAL REDEMPTION AMOUNT WILL BE ZERO. The Company will pay you the principal amount of the Notes regardless of whether any Supplemental Redemption Amount is payable.

  Supplemental Redemption Amount -- Examples

     Here are two examples of hypothetical Supplemental Redemption Amount calculations:

     Example 1:  The average of the values of the Russell 2000 Index over the months prior to maturity, as adjusted, is less than the Starting
Value:

       Hypothetical Starting Value: 344.97
       Hypothetical Adjusted Ending Value (calculated using the Adjustment Factor): 258.73

                                                       258.73 - 344.97
   Supplemental Redemption Amount (per Unit) =  $10 X  ---------------  = $0
                                                           344.97
                                                    (Supplemental Redemption Amount
                                                       cannot be less than zero)

     Total payment at maturity (per Unit) = $10 + $0 = $10

     Example 2:  The average of the values of the Russell 2000 Index over the months prior to maturity, as adjusted, is greater than the Starting
Value:

       Hypothetical Starting Value: 344.97
       Hypothetical Adjusted Ending Value (calculated using the Adjustment Factor): 517.46

                                                     517.46 - 344.97
  Supplemental Redemption Amount (per Unit) = $10 X  ---------------   =$5
                                                          344.97

     Total payment at maturity (per Unit) = $10 + $5 = $15

WHAT IS THE EFFECT OF CALCULATING THE ADJUSTED ENDING VALUE ON THE BASIS OF AN AVERAGE?

     As a result of the use of an average over the Calculation Period, rather than one closing Index value at maturity, to calculate the Adjusted Ending Value, the market value of the Notes and the Supplemental Redemption Amount will be less sensitive to fluctuations in the value of the Index as the time remaining maturity lessens. This could result in a lower or higher payment than would be the result if one closing Index value at maturity were used to calculate the Adjusted Ending Value. In particular, if the Index generally increases over the Calculation Period then the payment on the Notes will be lower, and could be materially lower, than would be the case if one closing Index value at maturity were used.

WHO PUBLISHES THE INDEX AND WHAT DOES IT MEASURE?

     The Russell 2000 Index is published by Russell and is designed to track the performance of 2,000 common stocks of corporations with small market capitalizations relative to those of other stocks that are publicly traded in the U.S. equity markets. Market capitalization is a measure of the value of a corporation's stock in the public market, and is determined by multiplying the number of shares of stock outstanding by the current price of a share. As of August 31, 1998, the market capitalization of the issuers whose stocks comprise the Russell 2000 Index ranged from approximately $222 million to $1.4 billion, with the average market capitalization being $592 million. The issuers of stocks that comprise the Russell 2000 Index are domiciled in the U.S. and its territories and their stocks are traded on the New York Stock Exchange (the "NYSE"), on the American Stock Exchange (the "AMEX"), or in the over-the-counter market.

     Please note that an investment in the Notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Index.

HOW HAS THE RUSSELL 2000 INDEX PERFORMED HISTORICALLY?

     We have provided a table showing the closing value of the Russell 2000 Index on the last business day of each year from 1978 to 1997 and the closing values of the Index on the last business day of each month from January 1992 through August 1998. You can find these tables in the section "The Russell 2000 Index -- Historical Data on the Russell 2000 Index" in this Prospectus Supplement. You can observe from this table that while the Russell 2000 Index has increased over the periods shown, it has declined significantly in recent weeks (approximately 25% from July 1, 1998 through September 10, 1998). We have provided this historical information to help you evaluate the behavior of the Russell 2000 Index in various economic environments; however, past performance is not necessarily indicative of how the Index will perform in the future. You should refer to the section "Risk Factors Relating to the Notes -- Relationship of the Notes and the Russell 2000 Index".

WHAT ABOUT TAXES?

     If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the Treasury Department, solely in order for you to figure out the amount of taxes that you will owe each year as a result of owning a Note. This estimate is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption

Amount will even exceed zero. We have determined that this estimated yield will
equal      % per annum (compounded semiannually).

     Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Unit of Notes at original issue for $10 and hold the Unit until maturity, you will be required to pay taxes on the following amounts of
ordinary income from the Unit each year: $     in 1998, $     in 1999, $     in
2000, $     in 2001, $     in 2002, $     in 2003, $     in 2004, and $     in
2005. However, in 2005, the amount of ordinary income that you will be required
to pay taxes on from owning a Unit of Notes may be greater or less than $     ,
depending upon the amount you receive at maturity. Also, if the sum of the
principal amount and the Supplemental Redemption Amount is less than $     , you
may have an ordinary (rather than capital) loss which you could deduct against other income you may have in 2005. For further information, you should refer to "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement. If you purchase the Notes at a time other than original issue or at price other than $10, the tax consequences to you may be different.

WILL THE NOTES BE LISTED ON A STOCK EXCHANGE?

     We will apply to list the Notes on the Chicago Board Options Exchange (the "CBOE") under the symbol "RSB". You should be aware that the listing of the Notes on the CBOE will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section "Risk Factors Relating to the Notes -- Possible Illiquidity of the Secondary Market" in this Prospectus Supplement.

WHAT IS THE ROLE OF OUR SUBSIDIARY, SALOMON SMITH BARNEY INC.?

     Our subsidiary, Salomon Smith Barney Inc. ("Salomon Smith Barney"), is the underwriter for the offering and sale of the Notes. After the initial offering, Salomon Smith Barney and/or other affiliates of the Company intend to buy and sell Notes to create a secondary market for holders of the Notes, and may engage in other activities described in "Underwriting". However, neither Salomon Smith Barney nor any of these affiliates will be obligated to engage in any market activities, or continue them once it has started.

     Salomon Smith Barney will also be our agent (the "Calculation Agent") for purposes of calculating the Starting Value, the Adjusted Ending Value and the Supplemental Redemption Amount and in determining whether a Market Disruption Event (as defined below) has occurred. Potential conflicts of interest may exist between Salomon Smith Barney and you as a holder of the Notes. Please refer to "Risk Factors Relating to the Notes -- Affiliation of the Company and the Calculation Agent" in this Prospectus Supplement.

CAN YOU TELL ME MORE ABOUT THE COMPANY?

     Salomon Smith Barney Holdings Inc. is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. The Company is a subsidiary of Travelers Group Inc. ("Travelers Group"), a diversified financial services holding company. On April 6, 1998, Travelers Group and Citicorp announced that they entered into a definitive agreement to combine in a merger of equals. The transaction, which is expected to be completed during the third quarter of 1998, is subject to various regulatory approvals, including approval by the Federal Reserve Board.

     For additional information about the Company, you should refer to the section "The Company" in the accompanying Prospectus. You should also read the other documents the Company has filed with the Securities and Exchange Commission (the "SEC"), which you can find by referring to the section "Where You Can Find More Information" in the Prospectus.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the Notes are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Notes" in this Prospectus Supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Company with the SEC pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (File No. 1-4346), are incorporated herein by reference: (i) the Annual Report on Form 10-K for the year ended December 31, 1997, (ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998 and
(iii) the Current Reports on Form 8-K filed on January 9, 1998, January 26, 1998, February 2, 1998, March 3, 1998, April 17, 1998, April 20, 1998, May 13,
1998, June 8, 1998, June 10, 1998, June 17, 1998, July 17, 1998, July 20, 1998,
July 22, 1998, July 30, 1998 and September 1, 1998. You should refer to "The Company -- Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" in the Prospectus. These documents may also be accessed electronically by means of the SEC's home page on the world wide web on the internet at "http://www.sec.gov."

                       RISK FACTORS RELATING TO THE NOTES

     An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including the following:

COMPARISON TO OTHER SECURITIES

     The Supplemental Redemption Amount May Be Zero. Unless the Adjusted Ending Value exceeds the closing value of the Russell 2000 Index on the date of this Prospectus Supplement (i.e., the Starting Value), the Supplemental Redemption Amount will be ZERO. This may be true even if the value of the Russell 2000 Index, as reduced by the Adjustment Factor, exceeds the Starting Value at some time during the life of the Notes but later falls below that threshold. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your Notes at maturity.

     The Adjusted Ending Value Will Be Determined during the      Months Prior
to Maturity. Because the Adjusted Ending Value will be based upon the closing
value of the Russell 2000 Index on the      of each month during the      -month
Calculation Period prior to maturity, as adjusted by the Adjustment Factor, a significant increase in the Index subsequent to issuance may be substantially or entirely offset by subsequent decreases in the value of the Index during or prior to the Calculation Period, and a high Index value at the close of one or more months during the Calculation Period may be substantially offset by a low Index value at the close of one or more other months during the Calculation Period.

     In addition, the use of an average over the Calculation Period, rather than one closing Index value at maturity, to calculate the Adjusted Ending Value could result in a lower or higher payment at maturity than would otherwise be the result. In particular, if the Index generally increases over the Calculation Period, then the payment on the Notes will be lower, and could be materially lower, than would be the case if one closing Index value at maturity were used.

     No Periodic Interest. No periodic payments of interest will be made on the Notes or the principal amount thereof. However, the payment of a Supplemental Redemption Amount at maturity, if that amount exceeds zero, may be deemed to be interest.

     Yield May Be Lower than the Yield on a Standard Debt Security of Comparable Maturity. The amount we pay you at maturity may be less than the return you could earn on other investments. Because the Adjusted Ending Value of the Russell 2000 Index may be less than, equal to or only slightly greater than the Starting Value, the effective yield to maturity on the Notes (which is linked to the amount by which the Adjusted Ending Value exceeds the Starting Value) may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of the Company. In addition, any such return may not fully compensate you for any opportunity cost to you when you take into account inflation and other factors relating to the time value of money.

     Return Does Not Reflect Dividends. Your return on the Notes will not reflect the return you would realize if you actually owned the stocks underlying the Index and received the dividends paid on those stocks because of the reduction caused by the Adjustment Factor and because Russell calculates the Index by reference to the prices of the stocks comprising the Index without taking into consideration the value of dividends paid on those stocks.

     Effect of Adjustment Factor. Because the actual index values of the Russell 2000 Index during the Calculation Period will be reduced by the Adjustment Factor in order to determine the Adjusted Ending Value, your return on the Notes will be less than your return on a similar indexed instrument that was directly linked to the Russell 2000 Index, but was not subject to such adjustment.

RELATIONSHIP OF THE NOTES AND THE RUSSELL 2000 INDEX

     The historical Russell 2000 Index values should not be taken as an indication of the future performance of the Index during the term of the Notes. Since July 1, 1998, the Russell 2000 Index has declined significantly (approximately 25% as of September 10, 1998). A continuation of the decline and volatility of the

Russell 2000 Index could adversely affect the value of the Notes. While the trading prices of the stocks underlying the Index will determine the value of the Russell 2000 Index, it is impossible to predict whether the value of the Index will fall or rise. Trading prices of the stocks underlying the Russell 2000 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock.

     The policies of Russell concerning additions, deletions and substitutions of the stocks underlying the Russell 2000 Index and the manner in which Russell takes account of certain changes affecting such underlying stock may affect the value of the Index. The policies of Russell with respect to the calculation of the Index could also affect the value of the Index. Russell may discontinue or suspend calculation or dissemination of the Russell 2000 Index or materially alter the methodology by which it calculates the Index. Any such actions could affect the value of the Notes. See "The Russell 2000 Index" below.

POSSIBLE ILLIQUIDITY OF SECONDARY MARKET

     We will apply to list the Notes on the CBOE. However, there can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. If the secondary market for the Notes is limited, there may be few buyers when you decide to sell your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive. There is currently no secondary market for the Notes.

FACTORS AFFECTING TRADING VALUE OF THE NOTES

     We believe that the value of the Notes in the secondary market will be affected by the value of the Index and by a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The price at which you will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, the value of the Index is less than, equal to, or not sufficiently above the Starting Value. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

     Index Value. We expect that the market value of the Notes will likely depend substantially on the amount, if any, by which the current Index value, as reduced by the Adjustment Factor, exceeds the Starting Value. If you choose to sell your Notes when the value of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that Index value because of expectations that the Index will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your Notes when the value of the Index is below the Starting Value, you can expect to receive less than the $10 principal amount per Unit of Notes. In general, rising U.S. dividend rates (i.e., dividends per share) may increase the value of the Index, while falling U.S. dividend rates may decrease the value of the Index. Political, economic and other developments that affect the stocks underlying the Index may also affect the value of the Index and the value of the Notes. The effect of the current Index value on the market value of the Notes
will likely decrease significantly over time during the      -month Calculation
Period because a portion of the Adjusted Ending Value will be determined on each
of the      Calculation Days during such period.

     Interest Rates. Because the Notes repay, at a minimum, the principal amount at maturity, we expect that the trading value of the Notes will be affected by changes in interest rates. In general, if U.S. interest rates increase, the trading value of the Notes may be adversely affected. If U.S. interest rates decrease, the trading value of the Notes may be favorably affected. Interest rates may also affect the U.S. economy and, in turn, the value of the Index, which (for the reasons discussed above) would affect the value of the Notes. Rising U.S. interest rates may lower the value of the Index and, thus, the Notes. Falling U.S. interest rates may increase the value of the Index and, thus, the Notes.

     Volatility of the Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Index increases, the trading value of the Notes may be favorably affected. If the volatility of the Index decreases, the trading value of the Notes may be adversely affected. The effect of the volatility of the Index on the market value of the Notes is likely to decrease over time during the Calculation Period because a portion of
the Adjusted Ending Value will be determined on the      of each month during
such      -month period.

     Time Remaining to Maturity. The Notes may trade at a value above that which would be expected based on the level of interest rates and the Index. Any such difference will reflect a "time premium" resulting from expectations
concerning the value of the Index during the      -month Calculation Period
prior to the maturity of the Notes. However, as the time remaining to the
maturity of the Notes decreases, particularly during the      -month Calculation
Period, this time premium may decrease, adversely affecting the trading value of the Notes.

     Dividend Yields. If dividend yields on the underlying stocks comprising the Index increase, we expect that the value of the Notes may be adversely affected, since the Index does not incorporate the value of such payments. Conversely, if dividend yields on the stocks comprising the Index decrease, the value of the Notes may be favorably affected.

     Company Credit Ratings, Financial Condition and Results. Actual or anticipated changes in the Company's credit ratings, financial condition or results may affect the market value of the Notes.

     Economic Conditions and Earnings Performance of Underlying
Companies. General economic conditions and the earnings results of the companies whose common stocks comprise the Index and real or anticipated changes in such conditions or results may affect the value of the Index and the market value of the Notes.

     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the trading value of the Notes attributable to another factor, such as an increase in the Index value.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

SMALL CAPITALIZATION STOCKS

     The underlying stocks that constitute the Index have been issued by corporations domiciled in the U.S. and its territories and traded on the NYSE, the AMEX or in the over-the-counter market. If a Successor Index is substituted for the Index as described below, such Successor Index would also be based upon stocks issued by corporations domiciled in the U.S. and its territories and traded on the NYSE, the AMEX or in the over-the-counter market. You should be aware that investments in securities indexed to the value of small capitalization companies involve certain risks. In general, the corporations issuing the stocks comprising the Index have smaller market capitalizations, less trading liquidity and greater price volatility than the issuers of stocks that comprise other larger capitalization indexes (such as the Standard & Poor's 500 Index) which are designed to measure the broad movement of the U.S. stock markets. These factors could result in larger fluctuations in the value of the Index and the Notes than would be the case for large capitalization indexes during certain periods of market decline or uncertainty. Such volatility could adversely affect the value of the Index and the Notes.

AFFILIATION OF THE COMPANY AND CALCULATION AGENT

     Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Adjusted Ending Value and the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. You should refer to "Description of the Notes -- Market Disruption Events", "-- Discontinuance of the Russell 2000 Index" and

"-- Alteration of Method of Calculation" below. Salomon Smith Barney, as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Index values that the Calculation Agent may be required to make prior to their dissemination. Salomon Smith Barney is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment. Salomon Smith Barney may also engage in certain activities in connection with hedging the Company's obligation under the Notes. You should refer to "Use of Proceeds and Hedging" in the accompanying Prospectus.

PURCHASES AND SALES BY AFFILIATES OF THE COMPANY

     The Company, Salomon Smith Barney and other affiliates of the Company may from time to time buy or sell the stocks underlying the Index or derivative instruments related to the Index for their own accounts in connection with their normal business practices or in connection with hedging the Company's obligations under the Notes. These transactions could affect the price of such stocks or the value of the Index.

POTENTIAL FEDERAL INCOME TAX CONSEQUENCES

     Because the Notes will be treated as contingent payment debt obligations of the Company, and because by accepting a Note holders thereof agree to this treatment of the Notes, U.S. holders of a Note will be required to include original issue discount for U.S. federal income tax purposes ("Tax OID") in their gross income on a constant yield basis over the term of such Note. Such Tax OID will be includible in a U.S. holder's gross income for U.S. federal income tax purposes (as ordinary income) over the life of the Note, even though no payments are to be made on the Note except at maturity. The amount of Tax OID is calculated based (in part) on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual amount payable at maturity. Furthermore, if the amount actually paid at maturity is, in fact, less than the assumed amount payable at maturity, a U.S. holder will have recognized taxable income in periods prior to maturity that exceed such holder's economic income from the holding of the Note during such periods (with an offsetting ordinary loss at the maturity of the Note). A U.S. holder will also be required to treat any gain recognized upon a sale of a Note as ordinary income (rather than capital gain). You should refer to "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

OTHER CONSIDERATIONS

     If a bankruptcy proceeding is commenced in respect of the Company, the claim of a holder of Notes may, under Section 502(b)(2) of Title 11 of the United States Code, be limited to the principal amount of such Notes plus a Supplemental Redemption Amount, if any, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.
                            ------------------------

     We suggest that prospective investors who consider purchasing the Notes reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Offered Securities") supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Senior Debt Indenture referred to in the Prospectus.

GENERAL

     The Principal-Protected Equity Linked Notes based upon the Russell 2000 Index (the "Notes") are a series of Debt Securities issued under the Senior Debt Indenture described in the accompanying Prospectus. The aggregate principal
amount of Notes issued will be limited to $     (     Units). The Notes will
mature on      , 2005, will constitute part of the senior debt of the Company and will rank pari passu with all other unsecured and unsubordinated debt of the Company. The Notes will be issued only in fully registered form and in denominations of $10 (one Unit) and integral multiples thereof.

     The "Trustee" under the Senior Debt Indenture will be The Bank of New York under an indenture dated as of October 27, 1993, as amended from time to time. A copy of the Senior Debt Indenture under which The Bank of New York serves as Trustee has been filed with the SEC as an exhibit to the Registration Statement of which the accompanying Prospectus forms a part and is hereby incorporated by reference as part of the Registration Statement. Section numbers in the Bank of New York Indenture take the form "1.01", "2.01" and so forth, rather than "101", "201" and so forth. Section references in the accompanying Prospectus should be read accordingly.

     Reference is made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes and of the Senior Debt Indenture under which the Notes will be issued.

INTEREST

     No interest is payable on the Notes or the principal amount thereof, other than in connection with a default on payment at maturity or to the extent that the Supplemental Redemption Amount exceeds zero and is deemed to be an interest payment.

REDEMPTION; DEFEASANCE

     The Notes are not subject to redemption by the Company or at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying Prospectus under "Description of Debt Securities -- Defeasance".

PAYMENT AT MATURITY

     At maturity (including as a result of acceleration or otherwise), a holder of a Note will be entitled to receive the principal amount thereof plus a Supplemental Redemption Amount, if any, determined as provided below. If the Adjusted Ending Value does not exceed the Starting Value, the holder of a Note will be entitled to receive only the principal amount thereof. The principal amount will equal $10 per Unit of Notes.

DETERMINATION OF THE SUPPLEMENTAL REDEMPTION AMOUNT

     The Supplemental Redemption Amount for each Unit of Notes ($10 principal amount) will be determined by the Calculation Agent and will equal:

               Adjusted Ending Value - Starting Value
  $10 X    ------------------------------------------------
                          Starting Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero. As indicated in the formula above, the Supplemental Redemption Amount for the Notes will be calculated using the principal amount of the Notes.

     The "Adjusted Ending Value" will be determined by the Calculation Agent and will equal the average (arithmetic mean) of the closing values of the Index on
each of the      Calculation Days during the Calculation Period, multiplied by
the Adjustment Factor. If the      of any month during the Calculation Period is
not a Calculation Day because it is not an Index Business Day or due to the occurrence of one or more Market Disruption Events, then the Index value for that month of the Calculation Period will equal the closing value of the Russell 2000 Index determined on the next Index Business Day on which no Market
Disruption Event exists, except that if      , 2005 is not a Calculation Day for
any reason, then the Index value for      2005 will equal the closing value of
the Russell 2000 Index determined on the immediately preceding Index Business Day on which no Market Disruption Event exists.

     The "Adjustment Factor" will equal      % per annum, and will be applied
pro rata on a daily basis to reduce the value of the Index during the term of the Notes. We will determine the Adjustment Factor on the Pricing Date and disclose it to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes. The Adjustment Factor is expected to be between 1.25% and 1.75% per annum. As a result of its application, the Adjusted Ending Value used to calculate the Supplemental Redemption Amount at the stated maturity of the Notes is expected to be 8.42% to 11.63% less than the actual
average of the Index values on the      Calculation Days during the Calculation
Period. If the Adjusted Ending Value is calculated with respect to a date earlier than the stated maturity of the Notes, the Adjustment Factor will be reduced pro rata to reflect the number of days elapsed between the Pricing Date and such date.

     The "Starting Value" will equal the closing value of the Index on the Pricing Date. We will determine the Starting Value on the Pricing Date and disclose it to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes.

     The "Calculation Period" means the period from and including the date that is expected to be between 24 and 48 months prior to the maturity date to but excluding the maturity date. We will determine the Calculation Period on the Pricing Date and disclose it to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes. A "Calculation Day" means the of each month during the Calculation Period, provided that such day is an Index Business Day and no Market Disruption Event has occurred on such day.

     For purposes of determining the Adjusted Ending Value, an "Index Business Day" is a day on which trading is generally conducted (i) on the NYSE, the AMEX, and the NASDAQ National Market, (ii) on the Chicago Mercantile Exchange (the "CME"), (iii) on the CBOE and (iv) in the over-the-counter market for equity securities in the United States, and the Index or any Successor Index, as defined below, is calculated and published. The Calculation Agent may, in its discretion, add to (or delete from) the definition of Index Business Day any other major U.S. exchange which commences to serve (or ceases to serve) as the primary exchange upon which a stock underlying the Index trades or as an exchange upon which a futures contract, an option on a futures contract or an option contract relating to the Index trades. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and shall be conclusive for all purposes and binding on the Company and beneficial owners of the Notes, absent manifest error.

HYPOTHETICAL RETURNS

     The following table illustrates, for a range of hypothetical average values
of the Index during the      - month Calculation Period and based upon a
hypothetical Starting Value of 344.97 and a seven-year maturity for the Notes,
(i) the hypothetical Adjusted Ending Value used to calculate the Supplemental Redemption Amount; (ii) the percentage change from the hypothetical Starting Value to the hypothetical Adjusted Ending Value; (iii) the hypothetical total amount payable per Note; (iv) the hypothetical total rate of return on the Notes; (v) the hypothetical pretax annualized rate of return on the Notes; and
(vi) the hypothetical pretax annualized rate of return of the stocks underlying the Index (which includes an assumed aggregate dividend yield of 1.61% per annum, as more fully described below). The calculations in this table assume an Adjustment Factor of 1.50% per annum (or 10.0391% over the term of the Notes), the midpoint of the expected range of 1.25% to 1.75%.

    HYPOTHETICAL                          PERCENTAGE CHANGE       TOTAL AMOUNT                           PRETAX
    AVERAGE INDEX        HYPOTHETICAL     OF ADJUSTED ENDING   PAYABLE AT MATURITY   TOTAL RATE OF   ANNUALIZED RATE
  VALUE DURING THE         ADJUSTED         VALUE OVER THE      PER $10 PRINCIPAL      RETURN ON      OF RETURN OF
CALCULATION PERIOD(1)   ENDING VALUE(2)     STARTING VALUE       AMOUNT OF NOTES       THE NOTES      THE NOTES(3)
---------------------   ---------------   ------------------   -------------------   -------------   ---------------
       241.48               217.24              -37.03%              $10.00                0.00%           0.00%
       275.98               248.27              -28.03%              $10.00                0.00%           0.00%
       310.47               279.30              -19.04%              $10.00                0.00%           0.00%
       344.97(5)            310.34              -10.04%              $10.00                0.00%           0.00%
       379.47               341.37               -1.04%              $10.00                0.00%           0.00%
       413.96               372.41                7.95%              $10.80                7.95%           1.10%
       448.46               403.44               16.95%              $11.69               16.95%           2.25%
       482.96               434.47               25.95%              $12.59               25.95%           3.32%
       517.46               465.51               34.94%              $13.49               34.94%           4.32%
       551.95               496.54               43.94%              $14.39               43.94%           5.27%
       586.45               527.57               52.93%              $15.29               52.93%           6.16%
       620.95               558.61               61.93%              $16.19               61.93%           7.00%
       655.44               589.64               70.93%              $17.09               70.93%           7.80%
       689.94               620.68               79.92%              $17.99               79.92%           8.56%
       724.44               651.71               88.92%              $18.89               88.92%           9.29%
       758.93               682.74               97.91%              $19.79               97.91%           9.99%
       793.43               713.78              106.91%              $20.69              106.91%          10.65%
       827.93               744.81              115.91%              $21.59              115.91%          11.29%
       862.43               775.84              124.90%              $22.49              124.90%          11.91%


 PRETAX ANNUALIZED
 RATE OF RETURN ON
 STOCKS UNDERLYING
  THE INDEX(3)(4)
 -----------------
       -3.42%
       -1.55%
        0.11%
        1.61%
        2.98%
        4.25%
        5.42%
        6.51%
        7.53%
        8.49%
        9.40%
       10.26%
       11.08%
       11.86%
       12.61%
       13.32%
       14.01%
       14.67%
       15.30%

---------------

(1) The actual average Index value, for purposes of calculating the Supplemental Redemption Amount at stated maturity, will be equal to the average of the
    Index values on each of the Calculation Days during the   -month Calculation
    Period. The Calculation Period is expected to be between 24 and 48 months prior to maturity.

(2) The actual Adjusted Ending Value, for purposes of calculating the Supplemental Redemption Amount at stated maturity, will be equal to the actual average Index value reduced by the Adjustment Factor.

(3) These annualized rates of return are calculated on a semi-annual bond-equivalent basis.

(4) This rate of return assumes: (i) an investment of a fixed amount in the stocks underlying the Index with the allocation of such amounts reflecting the relative weights of such stocks in the Index; (ii) a constant dividend yield of 1.61% per annum, paid quarterly from the date of initial delivery of Notes, applied to the value of the Index at the end of each such quarter assuming such value increases or decreases linearly from the Starting Value to the hypothetical Index value during the Calculation Period; (iii) no transaction fees or expenses; (iv) a seven-year maturity of the Notes from date of issue; and (v) a final Index value equal to the hypothetical average Index value during the Calculation Period.

(5) The Hypothetical Starting Value. For purposes of this illustration, the Starting Value is assumed to be the Index value on September 10, 1998. The actual Starting Value will equal the closing value of the Index on the Pricing Date, and will be disclosed in the final Prospectus Supplement delivered to you in connection with the sale of the Notes.

     The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the total and pretax rate of return resulting therefrom will depend entirely on the Starting Value, the actual Adjusted Ending Value and the actual Adjustment Factor determined by the actual Calculation Agent as provided herein. In particular, the actual Adjusted Ending Value could be lower or higher than those reflected in the table. Historical data regarding the Russell 2000 Index is included in this Prospectus Supplement under "The Russell 2000 Index -- Historical Data on the Index".

MARKET DISRUPTION EVENTS

     "Market Disruption Event" means any of the following events, as determined by the Calculation Agent:

          (a) The suspension or material limitation of trading in 20% or more of the underlying stocks which then comprise the Russell 2000 Index or any Successor Index, in each case, for more than two hours of trading or during the one-half hour period preceding the close of trading on the applicable organized U.S. exchange or in the applicable U.S. market. For purposes of this definition, limitations on trading during significant market fluctuations imposed pursuant to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self regulatory organization or the SEC of similar scope or as a replacement for Rule 80B, as determined by the Calculation Agent) shall be considered "material".

          (b) The suspension or material limitation, in each case, for more than two hours of trading or during the one-half hour period preceding the close of trading (whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise) in (A) futures contracts related to the Index or any Successor Index or options on such futures contracts which are traded on the CME or any other major U.S. exchange or (B) options contracts related to the Index or any Successor Index which are traded on the CBOE or any other major U.S. exchange.

          (c) The unavailability, through a recognized system of public dissemination of transaction information, for more than two hours of trading or during the one-half hour period preceding the close of trading, of accurate price, volume or related information in respect of 20% or more of the underlying stocks which then comprise the Index or any Successor Index or in respect of futures contracts related to the Index or any Successor Index, options on such futures contracts or options contracts related to the Index or any Successor Index, in each case traded on any major U.S. exchange.

     For purposes of determining whether a Market Disruption Event has occurred:
(1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to discontinue permanently trading in the relevant futures or options contract will not constitute a Market Disruption Event, (3) any suspension in trading in a futures or options contract on the Index or any Successor Index by a major securities market by reason of (x) a price change violating limits set by such securities market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts, will constitute a Market Disruption Event, notwithstanding that such suspension or material limitation is less than two hours, and (4) a "suspension or material limitation" on an exchange or in a market will include a suspension or material limitation of trading by one class of investors provided that such suspension continues for more than two hours of trading or during the last one-half hour period preceding the close of trading on the relevant exchange or market (but will not include limitations imposed on certain types of trading under NYSE Rule 80A or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the SEC of a similar scope or as a replacement for Rule 80A, as determined by the Calculation Agent) and will not include any time when such exchange or market is closed for trading as part of such exchange's or market's regularly scheduled business hours. Under certain circumstances, the duties of Salomon Smith Barney as Calculation Agent in determining the existence of Market Disruption Events could conflict with the interests of Salomon Smith Barney as an affiliate of the issuer of the Notes.

     Based on the information currently available to the Company, on October 27, 1997, the NYSE suspended all trading during the one-half hour period preceding the close of trading, pursuant to NYSE Rule 80B. On April 3, 1992, no trading took place on the CME as a flood that severely affected the operations of many of the CME's member institutions caused the CME to suspend trading (including trading in futures or options contracts on the Index) for the entire day; if this suspension of trading had occurred during the term of the Notes, such event would have constituted a Market Disruption Event. The existence or non-existence of such circumstances, however, is not necessarily indicative of the likelihood of such circumstances arising or not arising in the future.

DISCONTINUANCE OF THE RUSSELL 2000 INDEX

     If Russell discontinues publication of the Russell 2000 Index and Russell or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to such Index (any such index being referred to hereinafter as a "Successor Index"), then the Adjusted Ending Value shall be determined by reference to the value of such Successor Index using the methodology described above under "-- Determination of the Supplemental Redemption Amount".

     Upon any selection by the Calculation Agent of a Successor Index, the Company shall cause notice thereof to be furnished to the Company and the Trustee, who shall provide notice thereof to the holders of the Notes.

     If Russell discontinues publication of the Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any Calculation Day, the value to be substituted for the Index for any such Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the Calculation Agent for such Calculation Day in accordance with the procedures last used to calculate the Index prior to any such discontinuance.

     If Russell discontinues publication of the Index prior to the period during which the Supplemental Redemption Amount is to be determined and the Calculation Agent determines that no Successor Index is available at such time, then on each Index Business Day until the earlier to occur of (a) the determination of the Adjusted Ending Value and (b) a determination by the Calculation Agent that a Successor Index is available, the Calculation Agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if such day were a Calculation Day. The Calculation Agent will cause notice of each such value to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation), and arrange for information with respect to such values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

     If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the Russell 2000 Index as described above, such Successor Index or value shall be substituted for the Russell 2000 Index for all purposes, including for purposes of determining whether an Index Business Day occurs or a Market Disruption Event exists. Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 2000 Index may adversely affect the value of the Notes.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Russell 2000 Index or a Successor Index, or the value thereof, is changed in any material respect, or if the Index or a Successor Index is in any other way modified so that such Index does not, in the opinion of the Calculation Agent, fairly represent the value of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Adjusted Ending Value is to be calculated, make such adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index or such Successor Index as if changes or modifications had not been made, and calculate such closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index or such Successor Index is modified so that the value of such Index or such Successor Index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in such Index), then the Calculation Agent shall adjust such Index in order to arrive at a value of such Index as if it had not been modified (e.g., as if such split had not occurred).

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default (as defined in the accompanying Prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the principal amount plus the Supplemental Redemption Amount, if any, calculated as though the maturity date of the Notes were the date of early repayment. See
"-- Determination of the Supplemental Redemption Amount" above. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

     In case of default in payment at the maturity date of the Notes (whether at their stated maturity or upon acceleration), from and after the maturity date the Notes shall bear interest, payable upon demand of the beneficial owners
thereof, at the rate of      % per annum on the unpaid amount due and payable on
such date in accordance with the terms of the Notes to the date payment of such amount has been made or duly provided for.

BOOK-ENTRY SYSTEM

     Upon issuance, all Notes will be represented by one or more fully-registered global securities (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of the Depositary, and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. Accountholders in the Euroclear or Cedel Bank clearance systems may hold beneficial interests in the Notes through the accounts each such system maintains as a participant in the Depositary.

     The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the NYSE, the AMEX and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Commission.

     A further description of the Depositary's procedures with respect to the Global Notes is set forth in the Prospectus under "Description of Debt Securities -- Global Notes". The Depositary has confirmed to the Company, the Underwriter and the Trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriter in same-day funds. All payments of principal and the Supplemental Redemption Amount, if any, will be made by the Company in same-day funds so long as the Notes are maintained in book-entry form.

CALCULATION AGENT

     The Calculation Agent for the Notes will be Salomon Smith Barney. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes. Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Adjusted Ending Value and the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. See "-- Market Disruption Events", "-- Discontinuance of the Russell 2000 Index" and "-- Alteration of Method of Calculation" above. Salomon Smith Barney is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

                             THE RUSSELL 2000 INDEX

GENERAL

     Unless otherwise stated, all information herein on the Index is derived from Russell or other publicly available sources. Such information reflects the policies of Russell as stated in such sources and such policies are subject to change by Russell. Russell is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

     The Index is an index calculated, published and disseminated by Russell, and measures the composite price performance of stocks of 2,000 companies domiciled in the U.S. and its territories. All 2,000 stocks are traded on either the NYSE or the AMEX or in the over-the-counter market and form a part of the Russell 3000(R) Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the investable U.S. equity market. As of August 31, 1998, the average market capitalization of companies included in the Russell 3000 Index was $3.7 billion.

     The Index consists of the smallest 2,000 companies included in the Russell 3000 Index and represents approximately 11% of the total market capitalization of the Russell 3000 Index. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As of August 31, 1998, the market capitalization of the stocks in the Russell 2000 Index ranged from approximately $222 million to $1.4 billion, with the average market capitalization being $592 million.

     Only common stocks belonging to corporations domiciled in the U.S. and its territories are eligible for inclusion in the Russell 3000 Index and the Index. Stocks traded on U.S. exchanges but domiciled in other countries are excluded. Preferred stock, convertible preferred stock, participating preferred stock, paired shares, warrants and rights are also excluded. Trust receipts, Royalty Trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds, and limited partnerships that are traded on U.S. exchanges, are also ineligible for inclusion. Real Estate Investment Trusts and Beneficial Trusts are eligible for inclusion, however. Generally, only one class of securities of a company is allowed in the Russell 3000 Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independent of the other.

     The primary criterion used to determine the initial list of securities eligible for the Russell 3000 Index is total market capitalization, which is defined as the price of the shares times the total number of shares outstanding. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Russell 3000 Index using the then existing market capitalizations of eligible companies. As of June 30 of each year, the Index is adjusted to reflect the reconstitution of the Russell 3000 Index for that year. Publication of the Index began on January 1, 1987.

     THE INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN BASED ON THE SUPPLEMENTAL REDEMPTION AMOUNT WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM FOR A PERIOD EQUAL TO THE MATURITY OF THE NOTES.

COMPUTATION OF THE INDEX

     While Russell currently employs the following methodology to calculate the Index, no assurance can be given that Russell will not modify or change such methodology in a manner that may affect the Supplemental Redemption Amount, if any, payable to beneficial owners of Notes upon maturity or otherwise.

     As a capitalization-weighted index, the Russell 2000 Index reflects changes in the capitalization (market value) of the component stocks relative to the capitalization on a base date. The current Index value is calculated by adding the market values of the Index's component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Index on the base date of December 31, 1986. To calculate the Index, last sale prices will be used for exchange-traded and NASDAQ National Market stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Index. In order to provide continuity for the Index's value, the divisor is adjusted periodically to reflect such events as changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

     All disclosure contained in this Prospectus Supplement regarding the Index, or its publisher, is derived from publicly available information. All copyrights and other intellectual property rights relating to the Index are owned by Russell. Russell has no relationship with the Company or the Notes; it does not sponsor, endorse, authorize, sell or promote the Notes, and has no obligation or liability in connection with the administration, marketing or trading of the Notes. None of the Company, the Calculation Agent, the Trustee under the Senior Debt Indenture or the Underwriters accepts any responsibility for the calculation, maintenance or publication of the Russell 2000 Index or any Successor Index.

     Below is a breakdown of the component stocks of the Index by industry group as of August 31, 1998:

                                                              NUMBER OF    PERCENTAGE
                                                              COMPANIES      MARKET
                                                              ---------    ----------
Technology..................................................      248        11.7%
Health Care.................................................      191         8.7%
Consumer Discretionary and Services.........................      390        17.6%
Consumer Staples............................................       51         3.1%
Integrated Oils.............................................        7         0.4%
Other Energy................................................       74         2.6%
Materials and Processing....................................      206         9.9%
Producer Durables...........................................      146         7.0%
Auto and Transportation.....................................       86         4.2%
Financial Services, including REITS.........................      454        25.9%
Utilities...................................................      105         7.9%
Other.......................................................       17         1.0%
          Total.............................................    1,975(1)      100%

---------------
(1) The Index included fewer than 2,000 stocks (1,975) as of August 31, 1998 due to company attrition (e.g., mergers, bankruptcies, etc.).

Source: Russell.

HISTORICAL DATA ON THE INDEX

     The following table sets forth the value of the Index at the end of each month in the period from January 1992 through August 1998. These historical data on the Index are not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

                        1992       1993       1994       1995       1996       1997       1998
                       -------    -------    -------    -------    -------    -------    -------
January..............   205.17     228.10     266.52     246.85     315.38     369.45     430.05
February.............   211.15     222.41     265.53     256.57     324.93     360.05     461.83
March................   203.70     229.21     251.06     260.77     330.77     342.56     480.68
April................   196.26     222.68     252.55     266.17     348.28     343.00     482.89
May..................   198.52     232.19     249.28     270.25     361.85     380.76     456.62
June.................   188.58     233.35     240.29     283.63     346.62     396.37     457.39
July.................   194.74     236.46     244.06     299.72     316.00     414.48     419.75
August...............   188.79     246.19     257.32     305.31     333.88     423.43     337.95
September............   192.92     252.95     256.12     310.38     346.39     453.82
October..............   198.90     259.18     255.02     296.25     340.57     433.26
November.............   213.81     250.41     244.25     308.58     354.11     429.92
December.............   221.01     258.59     250.36     315.97     362.61     437.02

     The following table sets forth the closing values of the Index on the last business day of each year from 1978 through 1997, as published by Russell. All historical data presented in the following table relating to periods prior to January 1, 1987 (the date Russell commenced publication of the Index) are presented as if the Index had existed during such periods and such closing levels have been calculated hypothetically on the same basis that the Index is calculated. All historical data presented in the following table relating to periods after January 1, 1987 are based on actual data from the Index. The historical experience of the Index should not be taken as an indication of future performance and no assurance can be given that the value of the Index will not decline and thereby reduce or eliminate the Supplemental Redemption Amount which may be payable to holders of the Notes at the stated maturity date.

                      YEAR-END CLOSING VALUE OF THE INDEX

         YEAR-END               YEAR-END               YEAR-END               YEAR-END
YEAR   CLOSING VALUE   YEAR   CLOSING VALUE   YEAR   CLOSING VALUE   YEAR   CLOSING VALUE
----   -------------   ----   -------------   ----   -------------   ----   -------------
1978       40.52       1983      112.27       1988      147.36       1993      258.59
1979       55.91       1984      101.49       1989      168.31       1994      250.36
1980       74.80       1985      129.87       1990      132.20       1995      315.97
1981       73.67       1986      135.00       1991      189.94       1996      362.61
1982       88.90       1987      120.42       1992      221.01       1997      437.02

     The closing value of the Index on September 10, 1998 was 344.97.

HISTORICAL YEAR-END CLOSING VALUES

     The following graph illustrates the historical performance of the Index based on the closing value thereof at the end of each year from 1978 through 1997 and as of September 10, 1998. Past movements of the Index are not necessarily indicative of future Index values.

         RUSSELL 2000 INDEX HISTORICAL YEAR-END CLOSING VALUES [GRAPH]

                     MEASUREMENT PERIOD
                   (FISCAL YEAR COVERED)                         YEAR-END CLOSING VALUES
1978                                                                       40.52
                                                                           55.91
1980                                                                        74.8
                                                                           73.67
1982                                                                        88.9
                                                                          112.27
1984                                                                      101.49
                                                                          129.87
1986                                                                         135
                                                                          120.42
1988                                                                      147.36
                                                                          168.31
1990                                                                       132.2
                                                                          189.94
1992                                                                      221.01
                                                                          258.59
1994                                                                      250.36
                                                                          315.97
1996                                                                      362.61
                                                                          437.02
1998                                                                      344.97

LICENSE AGREEMENT

     The Russell 2000 Index is a trademark of Russell and has been licensed for use by the Company. The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000 Index to track general stock market performance or a segment of the same. Russell's publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000 Index is based. Russell's only relationship to the Company is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to the Company or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

     RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, INVESTORS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

     All disclosure contained in this Prospectus Supplement regarding the Index, including its make-up, method of calculation and changes in its components are derived from publicly available information prepared by Russell. None of the Company, Salomon Smith Barney or the Trustee under the Senior Debt Indenture assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain United States federal income tax considerations that may be relevant to a holder of a Note. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Furthermore, there can be no assurance that the Internal Revenue Service would not take a position contrary to those expressed herein. This summary deals only with holders that will hold Notes as capital assets, and does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law (including, but not limited to, financial institutions, tax-exempt entities, insurance companies or dealers in securities or currencies, persons having a functional currency other than the U.S. dollar, persons holding the Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction). This summary also does not address the state, local or foreign tax consequences of an investment in the Notes. The discussion below is based on the advice of Cleary, Gottlieb, Steen & Hamilton, counsel to Salomon Smith Barney and special tax counsel to the Company.

     Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

     As used herein, the term "U.S. holder" means a person who is a citizen or resident of the United States, or that is a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more U.S. persons have the authority to control all of the trust's substantial decisions.

TAX CHARACTERIZATION OF THE NOTES

     Each Note will be treated by the Company for U.S. federal income tax purposes as a single debt instrument issued by the Company that is subject to U.S. Treasury regulations governing contingent debt instruments (the "Contingent Debt Regulations"). Moreover, each holder, by accepting a Note, agrees to this treatment of such Note and to report all income (or loss) with respect to the Notes in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of the Note as a single debt instrument subject to the Contingent Debt Regulations and the holder's agreement thereto.

U.S. HOLDERS

     Taxation of Interest.  A U.S. holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a "noncontingent bond method" to determine accruals of income, gain, loss and deduction with respect to a contingent debt obligation. As described in more detail in the second succeeding paragraph, under the noncontingent bond method, a U.S. holder of a Note will be required for tax purposes to include in income each year an accrual
of interest at the rate of      percent (the "comparable yield"). Solely for
purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a holder of a Note will be assumed to be entitled to receive a
payment of $     on the maturity date (the "Assumed Supplemental Redemption
Amount") in respect of each Unit. The Assumed Supplemental Redemption Amount is calculated as the amount required to produce the comparable yield of a Note, taking into account the Note's issue price.

     The comparable yield and the Assumed Supplemental Redemption Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by the Company with respect to the actual yield of, or payment to be made in respect of, a Note. The comparable yield and the

Assumed Supplemental Redemption Amount do not necessarily represent the Company's expectations regarding such yield or the amount of such payment.

     Each Note will be issued at par. However, there will be Tax OID because Tax OID must be accrued at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations promulgated thereunder, a U.S. holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the "daily portions" of Tax OID on the Note for all days during the taxable year that the U.S. holder owns the Note. As a result, a U.S. holder of a Note that employs the cash method of tax accounting will be required to include amounts in respect of Tax OID accruing on a Note in taxable income each year, even though cash payment on the Note is only at maturity.

     The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the "adjusted issue price" (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The "adjusted issue price" of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods.

     Disposition of the Notes. When a U.S. holder sells, exchanges or otherwise disposes of a Note (including the redemption of the Note at maturity) (a "disposition"), the U.S. holder's gain (or loss) on such disposition will equal the difference between the amount received by the U.S. holder for the Note and the U.S. holder's tax basis in the Note. Upon a Note's maturity, if there is a payment of a Supplemental Redemption Amount and such Supplemental Redemption Amount exceeds the Assumed Supplemental Redemption Amount, the U.S. holder will be required to include such excess in income as ordinary interest on the maturity date. Alternatively, if there is a payment of a Supplemental Redemption Amount and such Supplemental Redemption Amount is less than the Assumed Supplemental Redemption Amount, the shortfall will be treated as an offset to any interest otherwise includible in income by the U.S. holder with respect to the Note for the taxable year in which the maturity date occurs but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. holder as an ordinary loss. A U.S. holder's tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. holder's original purchase price for such Note, plus any Tax OID accrued by the U.S. holder. Any gain realized by a U.S. holder on a disposition will be treated as ordinary interest income. Any loss realized by a U.S. holder on a disposition will be treated as ordinary loss, to the extent of the U.S. holder's Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. An individual U.S. holder generally will be allowed a deduction for any such ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. holder will be a long-term capital loss if such U.S. holder has held such Note for more than one year, and a short-term capital loss in other cases.

     A U.S. holder that purchases a Note in the secondary market for an amount that differs from the Note's adjusted issue price at the time of purchase will be required to accrue Tax OID on the Note in accordance with the comparable yield and Assumed Supplemental Redemption Amount, even if market conditions have changed since the date of issuance. A U.S. holder must determine whether the difference between the purchase price for a Note and the adjusted issue price of the Note is attributable to a change in expectations as to the Supplemental Redemption Amount, a change in interest rates, or both, and allocate the difference accordingly. Adjustments allocated to a change in interest rates will cause, as the case may be, a "positive adjustment" or a "negative adjustment" to the U.S. holder's Tax OID inclusion. If the adjusted issue price is more than the purchase price for the Note, a "positive adjustment" will result, and if the adjusted issue price is less than the purchase price of the Note, a "negative adjustment" will result. If the difference between a U.S. holder's purchase price for a Note and the adjusted issue price of the Note is attributable to a change in expectations as to the Supplemental Redemption Amount (and not to a change in market interest rates), the U.S. holder will be required to allocate that difference to the Supplemental Redemption Amount. Adjustments allocated to the Supplemental Redemption Amount are taken into account at the time the Supplemental Redemption Amount is paid. If the purchaser's tax basis in a Note is greater than the adjusted issue price of the Note, the excess is treated as a "negative adjustment" that reduces the Supplemental Redemption Amount; if the purchaser's tax basis in a Note is less than the adjusted issue price of the Note, the difference is treated as a "positive adjustment" that increases the Supplemental Redemption Amount. Any negative or positive adjustment of the kind described above made by a U.S. holder of a Note will decrease or increase, respectively, the U.S. holder's tax basis in the Note.

     Certain U.S. holders may receive Forms 1099-OID reporting Tax OID accruals on a Note. Those forms may not, however, reflect the effects of any positive or negative adjustments resulting from the U.S. holder's purchase of the Note in the secondary market at a price that differs from its adjusted issue price on the date of purchase. U.S. holders are urged to consult their tax advisors as to whether, and how, such adjustments should be made to the amounts reported on any Form 1099-OID.

     Information Reporting and Backup Withholding. A noncorporate U.S. holder may be subject to information reporting and to backup withholding at a rate of 31 percent with respect to payments of principal, premium and interest (including Tax OID) made on a Note, or the proceeds of a disposition of a Note before maturity, unless such U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the information reporting and backup withholding rules.

NON-U.S. HOLDERS

     Taxation of Interest and Disposition of the Notes. Under current U.S. federal income tax law: (a) payment of a Supplemental Redemption Amount to a holder who is not a U.S. holder (a "non-U.S. holder") will not be subject to withholding of U.S. federal income tax, provided that (i) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Company and is not a controlled foreign corporation related to the Company through stock ownership and (ii) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements or, with respect to payments made after December 31, 1999, satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder; and (b) a non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the disposition of a Note. Notwithstanding the above, a non-U.S. holder that is subject to U.S. federal income taxation on a net income basis with respect to its income from a Note generally will be subject to the same rules to which a U.S. holder is subject with respect to the accrual of interest (including Tax OID) on a Note and with respect to gain or loss realized or recognized on the disposition of a Note. Special rules might also apply to a non-U.S. holder that is a qualified resident of a country with which the U.S. has an income tax treaty.

     Information Reporting and Backup Withholding. U.S. information reporting requirements and backup withholding tax will not apply to payments on, or proceeds from the disposition of, a Note if the beneficial owner certifies its non-U.S. status under penalties of perjury (or, with respect to payments made after December 31, 1999, satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder) or otherwise establishes an exemption.

     The U.S. Treasury Department issued final Treasury regulations governing information reporting and the certification procedures regarding withholding and backup withholding on certain amounts paid to non-U.S. persons after December 31, 1999. Such regulations, among other things, may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of a Note. Prospective investors should consult their tax advisors regarding the effect, if any, of such Treasury regulations on an investment in the Notes.

     With respect to payments made after December 31, 1999, for purposes of applying the rules set forth in the three preceding paragraphs to an entity that is treated as fiscally transparent (e.g., a partnership or certain trusts) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and Salomon Smith Barney, as sole underwriter (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, $ principal amount of Notes.

     The Notes are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made at the office of Salomon Smith Barney, 388 Greenwich Street, New York, New York, or through the facilities of the
Depositary, on or about      , 1998.

     The Company has been advised that the Underwriter proposes to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at a price that
represents a concession not in excess of $     per Unit, and that the
Underwriter may allow, and each such dealer may reallow, to other dealers a
concession not exceeding $     per Unit. After the initial public offering, the
public offering price, the underwriting discount and such concessions may be changed from time to time.

     The Company has been advised by the Underwriter that the Underwriter may make a market in the Notes, subject to applicable laws and regulations. However, the Underwriter is not obligated to do so and may discontinue any such market-making at any time without notice. No assurance can be given that an active public market for the Notes will develop.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriter may be required to make in respect thereof.

     The Notes may be offered to investors outside the United States. The Underwriter has further agreed that any offers and sales made outside the United States will be made in compliance with any selling restrictions applicable in the jurisdictions where such offers and sales are made.

     Salomon Smith Barney is an indirect wholly-owned subsidiary of the Company. Accordingly, the offering is being made pursuant to the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the offering by an affiliate of the securities of its parent.

     In connection with this offering, the Underwriter and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which such persons may bid for or purchase Notes for the purposes of stabilizing their market price. The Underwriter also may create a short position for its accounts by selling more Notes in connection with this offering than it is committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of this offering to cover all or a portion of such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any are undertaken, they may be discontinued at any time.

     The Company or one or more its subsidiaries may from time to time purchase or acquire a position in the Notes and may, at its option, hold, resell or retire such Notes. This Prospectus Supplement and the Prospectus may be used by Salomon Smith Barney and/or any affiliate thereof in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any such affiliate may act as principal or agent in such transactions.

                                 ERISA MATTERS

     No employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any entity with respect to which part or all of its assets constitute assets of any such Plan, or any government or other plan subject to Federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ("ERISA Plan") is permitted to purchase, hold or otherwise acquire the Notes. Any plan that is subject to Section 4975(e)(1) of the Code that is not an ERISA Plan (for example, individual retirement accounts, individual retirement annuities or Keogh Plans) may only purchase the Notes if such plan has determined that the purchase, holding and disposition of such Notes and the transactions contemplated hereby would not constitute a prohibited transaction under Section 4975 of the Code for which no exemption is available.

                                 LEGAL MATTERS

     Certain legal matters relating to the Notes will be passed upon for the Company by Robert H. Mundheim, Esq., as counsel for the Company. Mr. Mundheim, General Counsel of the Company, beneficially owns, or has rights to acquire under Travelers Group employee benefit plans, an aggregate of less than one percent of the common stock of Travelers Group. Certain legal matters relating to the Notes will be passed upon for the Underwriter by Cleary, Gottlieb, Steen & Hamilton.

     Cleary, Gottlieb, Steen & Hamilton has also acted as special tax counsel to the Company in connection with the Notes and has, from time to time, acted as counsel for the Company and certain of its affiliates and may do so in the future.

                                                                      APPENDIX A
                                 INDEX OF TERMS

                                                                   PAGE
                                                                   ----
Adjusted Ending Value.......................................  S-3, S-12
adjusted issue price........................................  S-22
Adjustment Factor...........................................  S-3, S-12
AMEX........................................................  S-4
Assumed Supplemental Redemption Amount......................  S-21
Calculation Agent...........................................  S-5
Calculation Day.............................................  S-12
Calculation Period..........................................  S-3, S-12
CBOE........................................................  S-5
CME.........................................................  S-12
Code........................................................  S-22
Company.....................................................  S-2
comparable yield............................................  S-21
Contingent Debt Regulations.................................  S-21
Depositary..................................................  S-2
Direct Participants.........................................  S-16
disposition.................................................  S-22
ERISA.......................................................  S-25
ERISA Plan..................................................  S-25
Exchange Act................................................  S-6
Global Notes................................................  S-16
Index.......................................................  S-2
Index Business Day..........................................  S-12
Market Disruption Event.....................................  S-14
non-U.S. holder.............................................  S-23
Notes.......................................................  S-2, S-11
NYSE........................................................  S-4
Participants................................................  S-16
Pricing Date................................................  S-3
Russell.....................................................  Cover page, S-2
Russell 2000 Index..........................................  S-2
Salomon Smith Barney........................................  S-5
SEC.........................................................  S-5
Starting Value..............................................  S-3, S-12
Successor Index.............................................  S-15
Supplemental Redemption Amount..............................  S-2
Tax OID.....................................................  S-10
Travelers Group.............................................  S-5
Trustee.....................................................  S-11
Underwriter.................................................  S-24
Underwriting Agreement......................................  S-24
Unit........................................................  S-2
U.S. holder.................................................  S-21

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  YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED
IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Summary Information -- Q&A............   S-2
Incorporation of Certain Documents by
  Reference...........................   S-6
Risk Factors Relating to the Notes....   S-7
Description of the Notes..............  S-11
The Russell 2000 Index................  S-17
Certain United States Federal Income
  Tax Considerations..................  S-21
Underwriting..........................  S-24
ERISA Matters.........................  S-25
Legal Matters.........................  S-25
Index of Terms........................   A-1

                 PROSPECTUS
Prospectus Summary....................     2
The Company...........................     6
Ratio of Earnings to Fixed Charges....     6
The Offered Securities................     6
Description of Debt Securities........     7
Description of Index Warrants.........    15
Limitations on Issuance of Bearer
  Securities and Bearer Warrants......    19
European Monetary Union...............    20
Use of Proceeds and Hedging...........    21
Plan of Distribution..................    21
ERISA Matters.........................    23
Experts...............................    24
Legal Matters.........................    24
Available Information.................    25
Incorporation of Certain Documents by
  Reference...........................    25

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                                           UNITS

                                 SALOMON SMITH
                              BARNEY HOLDINGS INC.

                             WORLD INDEX ALLOCATION
                                  SERIES 1998

                    PRINCIPAL-PROTECTED EQUITY LINKED NOTES
                                 BASED UPON THE
                             RUSSELL 2000(R) INDEX
                                DUE       , 2005
                        ($10 PRINCIPAL AMOUNT PER UNIT)
                                  ------------
                             PROSPECTUS  SUPPLEMENT
                                       , 1998
                             (INCLUDING PROSPECTUS
                            DATED DECEMBER 1, 1997)

                                  ------------
                              SALOMON SMITH BARNEY
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